
September 21, 2021

Paul Moody
President and Chief Executive Officer
Perfect Solutions Group, Inc.
780 Reservoir Avenue, #123
Cranston, RI 02910

>   **Re: Perfect Solutions Group, Inc.**
>   **Amendment No. 1 to and Registration Statement on Form 10-12G**
>   **Filed September 13, 2021 and August 26, 2021**
>   **File No. 000-56335**

Dear Mr. Moody:

     We have reviewed your amended and initial filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to and Registration Statement on Form 10-12G filed September 13, 2021 and August 26, 2021

Directors and Executive Officers
Identification of Directors and Executive Officers, page 9

1.   Please clarify the nature of the consulting services that Mr. Moody has provided V Financial Group LLC and disclose any relationship between V Financial Group LLC and the companies identified in Mr. Moody's biography. In addition, please clearly identify Mr. Moody as a promoter. See Item 401(g) of Regulation S-K. In addition, please revise the table on page 10 to add disclosure about Budding Times Inc., from the business experience narrative, and Fast Track Solution, where Mr. Moody was the incorporator, was a director, and is a controlling shareholder of CRS Consulting, which is the controlling shareholder of Fast Track.

2. Given Mr. Moody's other affiliations, please discuss any conflicts of interest.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  You may contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-3429 if you have questions regarding the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction